# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tyra Biosciences, Inc., CIK 0001863127
CUSIP: 90240B106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2656 State Street, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001711463

## Reporting persons
- Todd Harris: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,814,379; shared voting power 0; sole dispositive power 2,814,379; shared dispositive power 0; aggregate amount beneficially owned 2,814,379 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Tyra Biosciences, Inc.
Address of issuer's principal executive offices: 2656 State Street, Carlsbad, CA 92008

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Todd Harris (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is c/o Tyra Biosciences, Inc., 2656 State Street, Carlsbad, CA 92008.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock of the Issuer as of December 31, 2025, based upon 53,706,357 shares of Common Stock outstanding as of December 31, 2025, as provided by the Issuer.

The Reporting Person is the beneficial owner of 2,814,379 shares of Common Stock, which consist of (i) 1,357,168 shares of Common Stock held directly by the Reporting Person and (ii) 1,457,211 shares of Common Stock underlying stock options held directly by the Reporting Person that are currently exercisable or may be exercised within 60 days of December 31, 2025.
Percent of class: 5.1%
Sole power to vote or to direct the vote: 2,814,379
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,814,379
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Todd Harris: /s/ Todd Harris, Todd Harris (02/13/2026)